March 15, 2013

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Maryse Mills-Apenteng, Special Counsel
Allicia Lam, Staff Attorney
Patrick Gilmore, Accounting Branch Chief
Jennifer Fugario, Staff Accountant

Re:	Model N, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 7, 2013
Amendment No. 3 to Registration Statement on Form S-1
Filed March 12, 2013
File No. 333-186668

Ladies and Gentlemen:

We are submitting this letter on behalf of Model N, Inc. (the “Company” or “Model N”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated March 15, 2013 relating to the Company’s Registration Statement on Form S-1 (File No. 333-186668) filed with the Commission on February 13, 2013, as amended (the “Registration Statement”). Amendment No. 4 to the Registration Statement (“Amendment No. 4”) is being submitted concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via courier five copies of Amendment No. 4 in paper format, which have been marked to show changes from Amendment No. 3 to the Registration Statement. Additionally, a revised version of the opinion from the Company’s counsel has been filed as Exhibit 5.01 to Amendment No. 4.

Cover Page

1.	Please identify the sole selling shareholder on the cover page.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page of Amendment No. 4.

U.S. Securities and Exchange Commission

March 15, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Common Stock Valuations, page 74

2.	We note you granted stock options on February 27, 2013. Please revise your disclosures to include the expected impact these additional grants will have on your financial statements. We note you provided this information for the restricted stock units you expect to grant two business days prior to the effective date of the registration statement, however, this information was not provided for the stock options granted in February.

In response to the Staff’s comment, the Company has revised its disclosure on page 75 of Amendment No. 4. Additionally, the Company advises the Staff that it has disclosed the stock option and restricted stock unit grants that it made subsequent to the Company’s fiscal year-end in Footnote 13—Subsequent Events (unaudited) to its consolidated financial statements.

Exhibit 5.1

3.	We note counsel has opined that the 460,000 shares to be sold by the selling shareholder are “presently issued and outstanding.” However, the statement in footnote 6 on page 111 of the registration statement indicates that the shares are issuable upon conversion of Series B convertible preferred stock and Series C convertible preferred stock. Please clarify.

In response to the Staff’s comment, the Company’s counsel has revised its opinion letter, and the Company has filed the revised opinion as Exhibit 5.01 to Amendment No. 4.

4.	Please tell us why the assumption in the fourth full paragraph regarding the uncertificated capital stock is necessary and appropriate.

In response to the Staff’s comment, the Company’s counsel has revised its opinion letter, and the Company has filed the revised opinion as Exhibit 5.01 to Amendment No. 4.

5.	Please tell us why the statement in the sixth full paragraph that counsel has relied “solely” upon the Certificate of Good Standing and representations made by the company is necessary and appropriate.

In response to the Staff’s comment, the Company’s counsel has revised its opinion letter, and the Company has filed the revised opinion as Exhibit 5.01 to Amendment No. 4.

* * * * * * * *

U.S. Securities and Exchange Commission

March 15, 2013

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:

Sujan Jain, Chief Financial Officer

Errol H. Hunter, Esq., Associate General Counsel

Model N, Inc.

Gordon K. Davidson, Esq.

Theodore G. Wang, Esq.

James D. Evans, Esq.

Fenwick & West LLP

Rezwan D. Pavri, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.